

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

Re: **Teva Pharmaceuticals Industries Limited**
        Form 20-F for the Fiscal Year Ended December 31, 2012
        Filed February 12, 2013
        File No. 001-16174

Dear Mr. Desheh:

    We have reviewed your March 29, 2013 response to our March 19, 2013 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

    After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 15.d Securitization, page F-51

1. Regarding your securitized trade receivables, please provide us proposed disclosure to include in future filings that complies with ASC 860-20-50, as applicable. In addition, include in your proposed disclosure the amount of trade receivables securitized during each period presented, and the nature and amounts of items that have been netted against trade receivables and the rationale for the net presentation. In this regard, your 2011 Form 20-F you reference securitized trade receivables of $558 million yet in your 2012 Form 20-F you state that during 2011 and 2012 you securitized approximately $535 million (net) of your trade receivables.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

 /s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant